UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 24, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•
Enclosures:  a press release dated March 23, 2011 announcing the date of Turkcell’s ordinary shareholder’s meeting and the points on the agenda, and a press release dated March 23, 2011 announcing that Turkcell’s Board of Directors has decided to propose a dividend distribution at the ordinary shareholder’s meeting.

GENERAL ASSEMBLY OF TURKCELL IS TO CONVENE ON APRIL 21, 2011

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell 's Board of Directors has decided that the Ordinary General Assembly for the year 2010 is to be held at Turkcell Plaza, Conference Room, Mesrutiyet Cad. No:71 Tepebasi, Istanbul on April 21, 2011, at 3.00 pm to resolve the attached.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/54, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

TURKCELL İLETİŞİM HİZMETLERİ A. Ş.
AGENDA OF THE
ORDINARY GENERAL ASSEMBLY MEETING
Dated 21 April 2011

1.	Opening and election of the Presidency Board;

2.	Authorizing the Presidency Board to sign the minutes of the meeting;

3.	Reading the Annual Reports of the Board of Directors relating to fiscal year 2010;

4.	Reading the Annual Reports of the Auditors relating to fiscal year 2010;

5.	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2010;

6.	Review, discussion and approval of the Balance Sheet and profits/loss statements relating to fiscal year 2010;

7.	Release of the Board members from activities and operations of the Company in year 2010;

8.	Release of the auditors from activities and operations of the Company in year 2010;

9.	Election of auditors for a period of one year and determination of their remuneration;

10.	Discussion of and decision on the Board of Directors’ proposal concerning the distribution of profit for year 2010;

11.	Informing the General Assembly regarding the donations made in year 2010;

12.
Informing the General Assembly regarding the guarantees, pledges and mortgages provided by the Company to third parties or the derived income thereof, in accordance with the Decision of the Capital Markets Board dated 09/09/2009 and numbered 28/780;

13.	Wishes and hopes;

14.	Closing.

2

FOR IMMEDIATE RELEASE

TURKCELL BOARD OF DIRECTORS RECOMMEND DIVIDEND DISTRIBUTION FOR THE ANNUAL GENERAL ASSEMBLY

Istanbul, Turkey: March 23, 2011 – Turkcell (NYSE: TKC, ISE: TCELL), the leading communications and technology Company announced today that the Company Board of Directors convened on March 23, 2011 decided to distribute an aggregate gross cash of TRY1,328,696,972 (app. $850,311,642), which correspond to 75% of Turkcell’s distributable income to be paid in cash to our shareholders.

The Board of Directors resolved the following with the majority votes of those members present;

In accordance with Capital Markets Board (“CMB”) Communiqué Serial: IV, No: 27 on “Principles Regarding Distribution of Dividends and Interim Dividends to be Followed by Publicly Held Joint Stock Corporations Subject to Capital Market Law”, clauses set in our Company’s articles of association and the dividend distribution policy adopted by our Company, pursuant to the Corporate Governance Principles with the Board of Directors resolution number 366 dated November 24, 2004; our Board of Directors presents the following dividend distribution proposal, to be evaluated and determined at our Company’s Ordinary General Assembly Meeting to be held on 21 April 2011.

1-
As a result of our Company’s activities, pertaining to the period between January 1, 2010 and December 31, 2010, its profit, calculated according to consolidated financial statements, which were audited independently in accordance with Capital Markets Board Communiqué Serial: XI numbered 29, labeled the “Communiqué Regarding the Financial Reporting in Capital Markets” is TRY2,256,966,571 (app. $1,444,366,166) and commercial profit calculated according to the provisions of Turkish Commercial Code is TRY2,540,278,988 (app. $1,625,674,509),

2-
TRY1,771,595,963 (app. $1,133,748,856) after tax profit calculated according to consolidated financial statements shall be taken as the basis for dividend distribution in accordance with the “Guide for the Preparation of Dividend Distribution Table” published on 27 January 2010.

3-	As the ceiling specified in the Turkish Commercial Code (TCC) for the first legal reserve has been reached by our Company, no first legal reserve is set aside,

4-
TRY1,771,595,963 (app. $1,133,748,856) is the distributable dividend of the Company, pertaining to year 2010 and TRY1,780,152,672 (app. $1,139,224,800) calculated by adding TRY8,556,709 (app. $5,475,943), which is the aggregate amount of donations made during the year, to the above mentioned amount shall be taken as the primary dividend basis,

5-	In accordance with provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: IV, No: 27 on “Principles Regarding the Distribution of

Dividends and Interim Dividends to be Followed by Publicly Held Joint Stock Corporations Subject to Capital Market Law”, clauses set in our Company’s articles of association and the dividend distribution policy adopted by our Company with Board of Directors resolution dated November 24, 2004 and declared to the public; TRY356,030,534 (app. $227,844,960), which is 20%, of the primary dividend basis, amounting to TRY1,780,152,672 (app. $1,139,224,800) shall be distributed as the primary cash dividend. The secondary reserve amounting to TRY121,869,697 (app. $77,991,615) shall be separated from the rest of the net distributable current year profit,

a.	The total amount of TRY1,328,696,972 (app. $850,311,642), which shall be distributed in cash, shall be distributed from extraordinary reserves,

b.	Withholding tax deductions shall be applicable for the amount to be distributed in cash, TRY1,328,696,972 (app. $850,311,642) as mentioned above,

c.
In this respect, a gross TRY0.6039532 (app. $0.3865053), which correspond to 75% of Turkcell’s distributable income shall be paid in cash to our shareholders for each share with a nominal value of TRY1 (One Turkish Lira),

The aggregate gross cash dividend payment shall be TRY1,328,696,972 (app. $850,311,642),

6-	TRY1,649,726,266 (app. $1,055,757,242), which is the remainder of the current year’s distributable profit following the cash dividend distribution shall be:

a.	Regarded as extraordinary reserves and set aside within the Company.

b.	Withholding tax deductions shall be applicable on the amount, which shall be transferred to the 2011 financial year as extraordinary reserves, should such an amount be subject to redistribution

7-
Cash dividend payment to our Company’s shareholders shall commence on May 16, 2011 and continue for 15 days at the İstanbul Head Office, and at the Çiftehavuzlar, İzmir and Ankara branches of Finans Yatırım Menkul Değerler A.Ş. as well as the Central Registry Agency located in Süzer Plaza Askerocağı Cad. No: 15 K: 2 34367 Elmadağ - Şişli İstanbul. It shall be made in exchange for the dividend share denominations for the year of 2008, provided that the physical shares held by shareholders are registered by the Central Registry Agency and brokerage house mandated to hold these shares.

* Based on Turkish Central Bank’s TRY/$ buying exchange rate of TRY1.5626 for March 23, 2011.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call

Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 24, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 24, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head